

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 1, 2007

<u>via U.S. mail and facsimile</u>

Mr. Gordon A. Milne
Executive Vice President and Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

> **RE:** **The Ryland Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for the Quarterly Period ended March 31, 2007**
> **Filed May 4, 2007**
> **File No. 001-08029**

Dear Mr. Milne:

We have reviewed your response letter dated June 21, 2007, to our letter dated May 16, 2007, and have the following comments.

<u>Critical Accounting Policies, Inventory Valuation, page 33</u>

1. We have read your response to our prior comment 1. While we understand that the process of assessing your communities for impairments and your earnest money deposits and feasibility costs for write-offs is performed at the community level and that many factors must be considered when evaluating a community's carrying value, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your land related assets. In addition, we also urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your land related assets, such information may be required to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment

assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

Note K: Supplemental Guarantor Information, page 56

2. We have reviewed your response to our prior comment 2. We do not have any further objections with you breaking out these intercompany balances under your financing activities in your condensed consolidating statements of cash flows beginning in your future filings. However, in the filings that you revise these financial statements, please label the revised cash flow statements as "Restated" and provide the disclosures required by paragraph 26 of SFAS 154.

*   *   *   *

We have completed our review of these filings and have no further comments at this time.

If you have any questions regarding this comment, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief